2001 ANNUAL REPORT

Outback Steakhouse, Inc.



Financial Highlights

	Years Ended December 31, 2001	2001*	2000	1999	1999(*)
	(in thousands, except per share and number of restaurants data)				
Statements of Income Data:					
Revenue	$2,127,133		$1,906,006	$1,646,013	
Income from operations	236,050	$247,608	250,354	222,643	$228,136
Pro forma net income	133,377	140,866	141,130	122,398	125,914
Pro forma basic earnings per share:	1.74	1.84	1.82	1.59	1.63
Pro forma diluted earnings per share:	1.70	1.80	1.78	1.55	1.59

Operating Data:	Years Ended December 31, 2001	2000	1999
System-wide restaurant sales			
Outback Steakhouses			
Company owned - domestic and international	$1,848,000	$1,698,000	$1,492,000
Domestic franchised and development joint venture	358,000	318,000	267,000
International franchised and development joint venture	81,000	75,000	60,000
	2,287,000	2,091,000	1,819,000
Carrabba's Italian Grills			
Company owned	204,000	169,000	138,000
Development joint venture	72,000	48,000	32,000
	276,000	217,000	170,000
Other			
Company owned	55,000	21,000	3,000
Development joint venture	3,000		
Total	58,000	21,000	3,000
System-wide total	$2,621,000	$2,329,000	$1,992,000
Number of restaurants (at end of period)			
Outback Steakhouses			
Company owned	575	521	478
Domestic franchised and joint venture	114	103	96
International franchised and development joint venture	50	40	37
	739	664	611
Carrabba's Italian Grills			
Company owned	75	60	56
Development joint venture	28	21	16
	103	81	72
Fleming's Prime Steakhouse and Wine Bar			
Company owned	11	5	3
Roy's			
Company owned	11	3	
Development joint venture	1		
	12	3	
Zazarac			
Company owned		1	
Lee Roy Selmon's			
Company owned	1	1	
Bonefish Grills			
Company owned	3		
Development joint venture	1		
	4		
System-wide total	870	755	686

(*) Amounts are reported before provision for impaired assets and restaurant closings. See Note 15 of Notes to Consolidated Financial Statements. All per share data has been restated to reflect the retroactive effect of a three-for-two stock split on March 2, 1999. See Note 7 of Notes to Consolidated Financial Statements. Amounts have been restated to reflect the merger discussed in Notes 1, 11 and 16 of Notes to Consolidated Financial Statements

Dear Shareholder

The year ended December 31, 2001, was one of the most interesting in our history. Despite challenges like the economic downturn started by the implosion of the high tech industry, the temporary ban on the importation of Danish baby back ribs, the erratic dairy markets, the continued high price of natural gas and the historic terrorist attacks on September 11, the Company had a strong year, both financially and structurally. Consolidated revenues increased by 12%, to $2.1 billion and system-wide revenues grew by 13%, to $2.6 billion. Net income before the provision for store closings and our contribution to the victims of the terrorist attacks, which combined totalled $11.6 million, was $140.9 million compared with $141.1 million for the previous year. On a per share basis this was $1.80 vs. $1.78 in the previous year. After the effect of the non-recurring charges, net income for 2001 was $133.4 million, or $1.70 per share.

Operating income would have been significantly better if not for the difficult cost environment in 2001. Beef costs were already at all time high levels going into the year and did not moderate. Dairy costs, particularly butter and cheese, spiked up to unusually high levels for eight months out of the year. The supply issues surrounding Danish ribs forced us to procure supplies at substantially higher prices than we had contracted. Natural gas prices also stayed high for most of the year, adding to restaurant operating costs.

Revenue gains were achieved through continued growth in same store sales of 0.8% and 7.0% for Outback Steakhouse and Carrabba's Italian Grills, respectively and through unit growth for all of the Company's brands. A total of 91 new domestic restaurants and 28 new international locations were opened during the year.

Outback Steakhouse continued to account for the largest number of new stores, including 52 domestic and 28 international locations. Two domestic stores, which were in locations no longer suitable for an Outback Steakhouse, were closed early in 2001. For the same reason, two additional closings are planned for 2002. The cost of these four closings, totalling $2.9 million was taken in 2001.

Two new initiatives were undertaken in Outback Steakhouse this year to continue the leadership of the brand. The first was the roll out of a call ahead seating program designed to address long waits for seating and to broaden the concept's appeal to include consumers who are more time sensitive. Call-Ahead seating is not a reservation system but a way to get your name on the waiting list without standing in line. We expect to begin advertising of the program in early 2002. The second developmental initiative was the creation of a quarterly bonus program for all hourly employees. Called the STARS program, it will pay 25% of the increase in quarterly profits for a restaurant to that restaurant's employees. This will give everyone an incentive to develop sales and profits for every Outback Steakhouse.

Carrabba's Italian Grills continued to develop successfully. With an accelerated expansion rate in 2001, Carrabba's contributed 22 new locations on a base of just 81 stores. In addition to unit growth and to the strong same-store sales performance for existing Carrabba's, new restaurants opened at sales volumes rivaling those of Outback Steakhouse's, pulling average unit volumes to $3.1 million. This performance has strengthened our belief that Carrabba's can easily be a billion dollar brand.

The initial stages of the roll out of our two new upscale casual brands continued in 2001, with the opening of 6 new

continued on next page

Dear Shareholder

Fleming's Prime Steakhouse and Wine Bar's and 9 new Roy's Hawaiian fusion restaurants. With the decline in business and leisure travel in the aftermath of the September 11th terrorist attacks, sales were hurt in both of these brands. While Fleming's volumes have recovered, Roy's sales are still lagging in stores located in upscale leisure markets. We expect sales to recover as travel normalizes but we will be more cautious when making new store site selections to ensure multiple types of consumers. We also expect that new locations for both of these brands will feature smaller and more intimate designs in order to minimize investment requirements.

This year also brought us another exciting new mid scale casual brand called Bonefish Grill. The concept was started two years ago in the Tampa Bay area and features a selection of oak-grilled fish and other specialties as well as an array of non-seafood items, all with large portions at moderate prices. As with our other brands, it is positioned in an under served market between lower end casual dining restaurants and fine dining. As of the end of the year there were four Bonefish Grills in operation. Future development will be done through a joint venture between the Company and the Bonefish founders. Because of its broad based consumer appeal combined with outstanding financial properties we are very excited about the future of the Bonefish brand.

Looking ahead to 2002, we expect to continue the expansion of our core concepts and lay the foundation for the expansion of our newer brands. Of the mid scale casual brands, we plan to open a total of 80 to 100 new restaurants, including 55 to 65 domestic and international Outback Steakhouses, 25 Carrabba's Italian Grills, and five to six Bonefish Grills. In the upscale casual segment, we plan to open three to four Roy's and six to eight Fleming's. We also expect to open the first Cheeseburger in Paradise location.

We are also encouraged about expanding margins in 2002. Our research and development team has developed a cooking method that allows us to use domestic baby back ribs and eliminate our dependence on more costly imported Danish ribs. Our purchasing department has worked with dairy market experts to forward purchase both butter and cheese, ensuring supplies at substantially lower prices than in 2001. This should also allow us to have more predictable prices for these commodities in future years. The price of beef also appears to be moderating slightly from 2001 levels, although they are not expected to recede significantly until 2003 at the earliest. Finally, natural gas prices should fall somewhat in 2002.

In short, we are encouraged about the future of the Company. We believe that the strategy of developing casual dining brands in under served niches makes sense in light of changing consumer demographics. We will continue to look for other high financial return business development opportunities that fit this strategy. We know that not all of them will work. Our Zazarac concept was withdrawn this year because it was not broad enough in its appeal. Despite this, we think the risk is worth the potential rewards.

To all of our partners and other stakeholders, thank you for helping us build a Company with a great future.

Chris T. Sullivan
Chairman of the Board and
Chief Executive Officer

Robert D. Basham
President and
Chief Operating Officer



Outback Steakhouse, Inc.

Throughout the growth of Outback Steakhouse, Inc. over the last fourteen years, we have never forgotten what we do best: run restaurants. In 2001, our family of restaurants has grown to include Carrabba's Italian Grill, Roy's, Fleming's Prime Steakhouse & Wine Bar, Lee Roy Selmon's and our newest and first seafood concept, Bonefish Grill.

In seeking out new partners, the Company looks for concepts that fit and fill a niche, and possess broad appeal. Very often, that niche falls into the mid-price range of a category, as is the case with Carrabba's, Bonefish and, to some degree, Fleming's. What every member of our family has in common is a commitment to high quality food at a good value, and excellent service.

We remain disciplined in our approach to running our restaurants one at a time. Each restaurant concept has a separate management team that is fully committed to their business. There is no crossover of management groups or intermingling of styles. Rather, each team of professionals is responsible for the growth and success of their particular concept.



OUTBACK STEAKHOUSE

NO RULES. JUST RIGHT.®

With 52 new restaurants opening across the country in 2001 and an increase of 0.8% in same-store sales, Outback continues to expand its national presence. At the end



of the year, we had 667 stores in 49 states, with 113 producing more than $4 million in sales. Of these, 11 generated more than $5 million.

In 2001 our goal was to ensure our communication still resonated with consumers after 14 years in business. We accomplished this several ways: by implementing new initiatives, by seeking out unique media opportunities, and by staying true to who we are and what made us what we are today.

CALL-AHEAD SEATING

We rolled out Call-Ahead seating in April to reduce our guests' wait times and help increase restaurant visits. With this new initiative, guests call before they arrive and put their name





on the waiting list. That way when they get to the restaurant, they get seated quicker.

SPORTS AND MORE SPORTS

We remain committed to our local communities through grassroots programs and a wide range of sports affiliations. This includes sponsorship of the Golf Channel's Drive, Chip and Putt Competition, which gives us national media exposure while providing a unique golf skills event for kids 7-12. Our relationship with NASCAR continues to grow with the debut of the Outback Steakhouse Bloomin' Favorites' Driver of the Race Award, which we present at each NASCAR Winston Cup event. This, combined with our involvement with NASCAR favorite Dale Jarrett, supplies us with elements to use in our NASCAR television and *USA Today* advertising campaigns. We signed a four-year extension with the Outback Bowl that will deliver a national ESPN audience for this New Year's College Football Bowl match-up between the Big Ten and Southeastern Conferences. Finally, broadcaster John Madden will be traveling in the Outback Steakhouse Madden





Cruiser to his new home with ABC's Monday Night Football, providing us with increased exposure and promotional opportunities.

HOLIDAY GIFT CERTIFICATES

Loyal customers continued to bestow the gift of Outback Steakhouse to friends, family and co-workers. With an 11% increase from the previous year, Holiday Gift Certificates are proof that Outback's brand has both tremendous value and gift-giving power.

All these initiatives come from a commitment to our philosophy of exceeding expectations one customer, one meal, one restaurant at a time. We are a company that was built to last and we continue to invest in our people, our principles and our beliefs. Fourteen years later, we are still challenging ourselves to accept only the highest standards and the very best quality.

What we came away with in 2001 is that, more than ever, guests found the comfort of our big, bold flavors and our "just right" hospitality to be the perfect combination for gatherings with friends and family.

In these times, Outback Steakhouse is a still a favorite that people count on.

OUTBACK INTERNATIONAL

It was the most exciting and best high-growth year for Outback International, with revenues reaching $53 million - more than double the previous year's. We enjoyed a 50% growth rate of restaurants opening up, and entered six new markets including Australia, China, Central America, Malaysia, Indonesia and the United Kingdom.

CARRABBA'S ITALIAN GRILL

"There is no love more sincere than the love of food."


Mobile Alabama
Numero 100

We had reason to celebrate in 2001with a comp sales increase of 7% and the opening of our 100th Carrabba's Italian Grill in Mobile, Alabama.

We continued to focus on growth, opening 22 restaurants and entering several new markets including Boston, Las Vegas, Indianapolis, Tulsa, Richmond and Birmingham, to name a few. By year's end, our guests could enjoy our authentic, full flavored fare in 103 stores in 21 states. We look forward to opening another 25 stores in 2002.

DISTINCTIVE WINES & BEVERAGES

We remain committed to enhancing our wine and alcoholic beverage offerings. We introduced Private Reserve wine lists in many restaurants, along with a Partner-driven martini menu, in which Proprietors create and personalize their own martini recipes.



CALL-AHEAD SEATING

Call-Ahead seating made its debut in 2001 at Carrabba's. With this convenient new service, guests can now reduce their wait time by calling ahead and placing their name on the waiting list. Carside Carry-Out also continues to be a success nationwide.

WHAT'S COOKING

As founders and spokesmen for Carrabba's, Johnny Carrabba and Damian Mandola ventured back to their roots in Italy where we captured their generous spirit and passion for fresh ingredients in our new TV commercials. These spots reinforce the importance and influence of their Italian heritage on Carrabba's food and hospitality.

Johnny and Damian's genuine love for food and family also continues to win over fans on their PBS cooking show "Cucina Amore." Introduced in April 2001, this tremendously successful show now airs in more than half of all TV markets and in 22 markets where Carrabba's are located.


Now Airing On PBS!
CUCINA AMORE

NEW MENU, NEW ITEMS

We are always looking for new ways to please our guests. In 2001 we added Crab Cakes, Lobster Ravioli, Mushroom Ravioli in a Black Pepper Cream Sauce and Crème Brûlée to our regional menus. We also introduced a three-paneled menu that allows each proprietor to select, print and insert the daily specials into the main menu.





PRIME STEAKHOUSE & WINE BAR

Fleming's®

Fleming's Wine and Memorable Times



Our joint venture partnership with Fleming's Prime Steakhouse & Wine Bar signaled our entrance into the upscale steakhouse market. Unlike other high-end steakhouse concepts, Fleming's bucks the trend by being decidedly unstuffy, and providing a stylish, energetic, and comforting atmosphere inviting to both men and women.

Our guests have a thirst for the finer things in life, and Fleming's breakthrough wine program appeals to their sense of luxury. Our signature wine program features more than 100 hand-picked wines by the glass, as well as a Reserve List of 80 wines offered only by the bottle. These wines are selected from boutique vintners from Texas, California, Oregon and Washington, as well as highly acclaimed wineries from around the world. Fleming's also helps guests discover, learn and find new favorites by offering wine flights. These 3 two-ounce tastings in individual carafes allow wine lovers to explore three varietals of a red or white, or try the same varietal. Guests aren't the only ones who enjoy the depth and breadth of our wine program. In 2001, *Wine Spectator* honored us with its prestigious Seven Awards of Excellence.


GRAND
AWARD
2001

With the opening of six new restaurants in 2001, we now have a total of 11 stores in our joint venture partnership. In 2002, Fleming's will continue to be the epicenter of the wine community through wine dinners and programs. We will actively pursue private dinner parties in which groups from 6 to 90 can dine together at Fleming's. And, we will continue to expand into new markets, and focus on the growth and development of our people as future partners.



Roy's®

Hawaiian Fusion Cuisine

Roy's continued to introduce new consumers to Hawaiian Fusion Cuisine, featuring bold flavors, food from the heart, Aloha Service and food friendly wines. Our success stems from the continued drive and passion of James Beard-award winning Chef Roy Yamaguchi.



We are a chef-driven restaurant concept offering a diverse menu of Chef Yamaguchi's cuisine, as well as innovative creations by our local chef-partners. Each chef-partner is encouraged to express his or her own creative flair using the freshest local ingredients and techniques mastered under Roy's guidance. Roy's flavors are complemented by exclusive wines; cuvées custom blended especially for us by some of the finest winemakers in the world.



Misoyaki Butterfish

Our guests are well-traveled, with adventurous and sophisticated palates. They seek an upscale yet casual ambiance, and prefer the convenience of a reservations policy. Roy's bold, flavorful foods, private label wines and elegantly relaxing atmosphere fills their needs.

And what of the future? We will continue to nurture our culinary and operational talent in existing restaurants, as well as seek out new talent with ambition and skills to become future partners. We will continue to promote the unique flavors of Hawaiian Fusion cuisine and wine. In addition, look to Roy's to further educate consumers on the beneficial pairing of food and wine through cooking classes, wine tastings and wine dinners.





BONEFISH GRILL

A polished casual seafood dining concept

Our newest joint venture partner, Bonefish Grill, fills the niche between formal, upscale seafood restaurants and no-frills, family-style seafood eateries.

A polished casual seafood dining concept, Bonefish appeals to guests who crave high quality seafood in a hip, lively atmosphere, and at a very good value. Each night a stellar selection of just-caught finfish - from Gulf grouper, Atlantic salmon, ahi tuna, mahi mahi and Chilean sea bass - are cooked over an oak-burning grill. Guests can choose from a trio of sauces (lemon butter, lime tomato garlic, or fresh mango salsa), each enhancing the flavor of our fish in a different way. All entrées are accompanied by hot-crispy bread, house salad, and choice of rice, pasta or potato.

In addition to being a seafood destination, Bonefish is also a concept of the future, featuring cutting edge culinary ingredients such as hearts of palm, pine nuts, artichokes, goat cheese and sun dried tomatoes, to name a few.

Early results are pleasing. We had four stores at the end of 2001 and expect to expand outside of Florida into four new markets this year.

With its visual appeal, fresh-quality fish, good value, and attractive price range, we look forward to the growth of Bonefish Grill.



2001 Financials

INTRODUCTION

At December 31, 2001, Outback Steakhouse, Inc. and Affiliates (the "Company") restaurant system included the following:

Outback Steakhouse, Inc. and Affiliates	(Domestic) Outback Steakhouses	(International) Outback Steakhouses	Carrabba's Italian Grills	Fleming's Prime Steakhouses	Roy's	Lee Roy Selmon's	Bonefish Grills	Total
Company owned	553	22	75	11	11	1	3	676
Development joint venture	2	8	28	0	1	0	1	40
Franchise	112	42	0	0	0	0	0	154
Total	667	72	103	11	12	1	4	870

Company owned restaurants include restaurants owned by partnerships in which the Company is a general partner. The partnership ownership interests in the restaurants range from 51% to 90%. The results of operations of Company owned restaurants are included in the consolidated operating results of the Company. The portion of income attributable to the minority interests is eliminated in the line item in the Company's Consolidated Statements of Income entitled "Elimination of minority partners' interest."

Development Joint Venture restaurants are organized as general partnerships in which the Company is one of two general partners and generally owns 50% of the partnership and its joint venture partner generally owns 50%. The restaurant manager of each restaurant owned by a Development Joint Venture purchases a 6% to 10% interest in the restaurant he or she manages. The Company is responsible for 50% of the costs of new restaurants operated as Development Joint Ventures and the Company's joint venture partner is responsible for the other 50%. The income derived from restaurants operated as Development Joint Ventures is presented in the line item "Income from operations of unconsolidated affiliates" in the Company's Consolidated Statements of Income.

The Company derives no direct income from the operations of franchised restaurants other than initial franchise fees and royalties, which are included in the Company's "Other revenues."


$1,368,000
$1,668,000
$1,992,000
$2,329,000
$2,621,000
97
98
99
00
01

System-Wide Sales
In Thousands of Dollars


$1,186,895
$1,402,611
$1,646,013
$1,906,006
$2,127,133
97
98
99
00
01

Company Revenues
In Thousands of Dollars


●$79,703
▲$99,563
▲$94,683
●$125,914
●$122,398
$141,130
●$140,866
●$133,377
97
98
99
00
01

Net Income
In Thousands of Dollars


●$1.06
●$0.84
▲$1.28
●$1.59
$1.78
●$1.80
97
98
99
00
01

Diluted Earnings Per Share

● Net income and earnings per share amounts are depicted before and after the 2001 "Contribution for Dine Out for America" and 2001, 1999 and 1997 "Provision for impaired assets and restaurant closings." See Note 15 of Notes to Consolidated Financial Statements.

▲ Net income and earnings per share amounts for 1998 are depicted before and after the "Cumulative Effect of Change in Accounting Principle." Note: All applicable per share data has been restated to reflect the retroactive effect of a three-for-two stock split effective March 2, 1999. See Note 8 of Notes to Consolidated Financial Statements.

Note: Amounts have been restated to reflect the merger discussed in Notes 1, 11 and 16 of Notes to Consolidated Financial Statement.

The following table sets forth, for the periods indicated, (i) the percentages which the items in the Company's Consolidated Statements of Income bear to total revenues or restaurant sales, as indicated, and (ii) selected operating data:

Statements of Income Data (1):	Years Ended December 31, 2001	2000	1999
Revenues:			
Restaurant sales	99.1%	99.1%	99.2%
Other revenues	0.9	0.9	0.8
Total revenues	100.0	100.0	100.0
Costs and expenses:			
Cost of sales (2)	38.3	37.9	38.0
Labor and other related (2)	24.1	23.9	23.7
Other restaurant operating (2)	19.9	19.0	18.4
Depreciation and amortization	3.2	3.0	3.1
General and administrative	3.8	4.0	3.7
Provision for impaired assets and restaurant closings	0.2		0.3
Contribution for "Dine Out for America"	0.3		
Income from operations of unconsolidated affiliates	(0.2)	(0.1)	(0.1)
Income from operations	11.1	13.1	13.5
Other income (expense), net	(0.1)	(0.1)	(0.2)
Interest income (expense), net	0.1	0.2	0.1
Income before elimination of minority partners' interest and provision for income taxes	11.1	13.3	13.4
Elimination of minority partners' interest	1.4	1.8	1.8
Income before provision for income taxes	9.7	11.5	11.6
Pro forma provision for income taxes (3)	3.4	4.1	4.2
Pro forma net income (3)	6.3%	7.4%	7.4%
System-wide restaurant sales (millions of dollars):			
Outback Steakhouses			
Company owned	$1,848	$1,698	$1,492
Domestic franchised and development joint venture	358	318	267
International franchised and development joint venture	81	75	60
	2,287	2,091	1,819
Carrabba's Italian Grills			
Company owned	204	169	138
Development joint venture	72	48	32
	276	217	170
Other			
Company owned	55	21	3
Development joint venture	3		
	58	21	3
System-wide total	$2,621	$2,329	$1,992
Number of restaurants (at end of period):			
Outback Steakhouses			
Company owned	575	521	478
Domestic franchised and development joint venture	114	103	96
International franchised and development joint venture	50	40	37
	739	664	611
Carrabba's Italian Grills			
Company owned	75	60	56
Development joint venture	28	21	16
	103	81	72
Fleming's Prime Steakhouse and Wine Bars			
Company owned	11	5	3
Roy's			
Company owned	11	3	
Development joint venture	1		
	12	3	
Zazarac			
Company owned		1	
Lee Roy Selmon's			
Company owned	1	1	
Bonefish Grills			
Company owned	3		
Development joint venture	1		
	4		
System-wide total	870	755	686

(1) Amounts for 1999 have been restated to reflect the merger discussed in Notes 1, 11 and 16 of Notes to Consolidated Financial Statements. (2) As a percentage of restaurant sales.
(3) Amounts for 1999 are pro forma. See Note 16 of Notes to Consolidated Financial Statements.

FISCAL YEARS ENDED 2001, 2000 AND 1999

Outback Steakhouse and Carrabba's are not considered separate reportable segments for purposes of Statements of Financial Accounting Standards ("SFAS") No. 131, however, differences in certain operating ratios are discussed in this section in order to enhance the Financial Statement users' understanding of the Company's results of operations and its changes in financial condition.

On November 30, 1999, the Company completed a merger with its New England franchisee ("Tedesco") pursuant to an Agreement and Plan of Reorganization. The merger was accounted for using the pooling of interests method of accounting, and accordingly, all historical financial information has been restated to reflect the merger.

Revenues. Total revenues increased by 11.6% in 2001 as compared with 2000, and by 15.8% in 2000 as compared with 1999. The increases in 2001 and 2000 were primarily attributable to the opening of new restaurants and menu price increases. The following table sets forth additional information regarding year-to-year changes in revenues:

	2001	2000	1999
Average unit volumes:			
Outback Steakhouse	$ 3,411,000	$ 3,409,000	$ 3,278,000
Carrabba's	3,100,000	2,909,000	2,615,000
Operating weeks:			
Outback Steakhouse	27,130	25,632	23,602
Carrabba's	3,428	3,031	2,777
Per person average checks:			
Outback Steakhouse	$ 18.39	$ 17.87	$ 17.52
Carrabba's	20.14	19.46	18.71
Year to year same store percentage change:			
Sales:			
Outback Steakhouse	0.8%	5.8%	5.2%
Carrabba's	7.0%	11.8%	8.4%
Customer counts:			
Outback Steakhouse	(2.2)%	2.7%	2.7%
Carrabba's	3.4%	6.1%	1.9%

Costs and expenses.

Cost of Sales. Cost of sales, consisting of food and beverage costs, increased by 0.4% of restaurant sales to 38.3% in 2001 as compared with 37.9% in 2000. The increase was attributable to unfavorable commodity prices for beef and dairy products and was partially offset by menu price increases. Cost of sales decreased by 0.1% of restaurant sales to 37.9% in 2000 as compared with 38.0% in 1999. The decrease was attributable to menu price increases and favorable commodity prices in produce and dairy products, particularly butter, which was partially offset by unfavorable commodity cost variances for beef.

Labor and other related expenses. Labor and other related expenses include all direct and indirect labor costs incurred in operations. Labor and other related expenses increased as a percentage of restaurant sales by 0.2% to 24.1% in 2001 as compared with 23.9% in 2000. The increase was attributable to higher hourly wage rates resulting from a competitive labor market, additional expenses related to enhanced employee health benefits and a new hourly employee bonus program. Labor and other related expenses increased as a percentage of restaurant sales by 0.2% to 23.9% in 2000 as compared with 23.7% in 1999. The increase resulted from higher hourly wage rates caused by the competitive labor market and the additional staff required to facilitate Outback Steakhouse's "Take-Away" initiative, partially offset by increased sales leverage due to higher average unit volumes and higher comparable store sales.

Other operating expenses. Other operating expenses include all other unit-level operating costs, the major components of which are operating supplies, rent, repair and maintenance, advertising, utilities, preopening expenses and other occupancy costs. A substantial portion of these expenses are fixed or indirectly variable. Other operating expenses as a percentage of restaurant sales increased by 0.9% to 19.9% in 2001 as compared with 19.0% in 2000. The increase was attributable to higher utility and natural gas prices and expenses associated with opening new restaurant formats. The increase was also attributable to an increase in the proportion of new format restaurants (primarily Fleming's Prime Steakhouse, Roy's, and Lee Roy Selmon's) and international Outback Steakhouses in operation, which have higher average restaurant operating expenses than domestic Outback Steakhouses and Carrabba's Italian Grills. Other operating expenses as a percentage of restaurant sales increased by 0.6%, to 19.0% in 2000, as compared with 18.4% in 1999. The increase resulted primarily from higher preopening costs associated with the new restaurant formats, higher advertising spending related to Outback Steakhouse's national cable and broadcast programs and higher utilities costs, particularly natural gas. The increase was partially offset by increased sales leverage due to higher average unit volumes for both Outback Steakhouse and Carrabba's Italian Grills, which reduces the fixed and indirectly variable costs as a percentage of restaurant sales.

FISCAL YEARS ENDED 2001, 2000 AND 1999

Depreciation and amortization. Depreciation and amortization costs increased by 0.2% of total revenues to 3.2% in 2001, as compared with 3.0% in 2000. The increase resulted primarily from additional depreciation related to new unit development, "Take-away" room additions, new restaurant formats, which have higher than average construction costs than Outback Steakhouse and Carrabba's Italian Grills and additional amortization of goodwill associated with the purchase of ownership interests from certain minority partners, primarily area operating partners. Depreciation and amortization costs decreased by 0.1% of total revenues to 3.0% in 2000, as compared with 3.1% in 1999. The decrease is due primarily to increased sales leverage and a declining depreciable asset base for older units, partially offset by higher depreciation related to new unit construction for Outback, Carrabba's and new restaurant formats, "Take-away" room additions, and additional amortization of goodwill related to the purchase of Fleming's, Roy's and Outback Steakhouses in Korea.

General and administrative. General and administrative expenses increased by $4,815,000 to $80,365,000 in 2001 as compared with $75,550,000 in 2000. The increase resulted from higher overall administrative costs associated with operating additional Outback Steakhouses, Carrabba's, Fleming's and Roy's as well as costs associated with the development of other new restaurant formats and other affiliated businesses. General and administrative expenses increased by $14,377,000 to $75,550,000 in 2000 as compared with $61,173,000 in 1999. The increase resulted from higher overall administrative costs associated with operating additional Outback Steakhouses, Carrabba's, Fleming's and Roy's as well as costs associated with the development of other new restaurant formats and other affiliated businesses.

Provision for impaired assets and restaurant closings. In 2001, the Company recorded a pre-tax charge to earnings of $4,558,000 for the provision for impaired assets related to restaurant closings, severance and other associated costs. The provision related to the closing of three Outback Steakhouse and two Zazarac restaurants. In the fourth quarter of 1999, the Company recorded a pre-tax charge to earnings of $5,493,000 which includes approximately $3,617,000 for the provision for impaired assets and $1,876,000 related to restaurant closings, severance and other costs. The provision primarily related to Carrabba's restaurant properties and assets of non-restaurant businesses. (See Note 15 of Notes to Consolidated Financial Statements). See "Liquidity and Capital Resources" for a discussion of the Company's expansion strategy.


$603,568
$718,918
$852,282
$1,022,535
$1,237,748
97
98
99
00
01

Total Assets
In Thousands of Dollars


$70,492
$38,966
$1,519
$11,678
$13,830
97
98
99
00
01

Long-Term Debt
In Thousands of Dollars


$437,382
$548,440
$692,965
$807,590
$941,844
97
98
99
00
01

Stockholders' Equity
In Thousands of Dollars

FISCAL YEARS ENDED 2001, 2000 AND 1999

Contribution for "Dine Out for America". This line item represents the Company's contribution of 100% of its sales proceeds from Thursday, October 11, 2001 to charitable organizations to benefit victims of the terrorist attacks of September 11, 2001. The Company's sales on October 11, 2001 for the "Dine Out for America" fundraising event totalled approximately $7,000,000, all of which was contributed during 2001.

Income from operations of unconsolidated affiliates. Income from operations of unconsolidated affiliates represents the Company's portion of net income from restaurants operated as Development Joint Ventures. Income from Development Joint Ventures was $4,517,000 in 2001 as compared to $2,457,000 in 2000 and $1,089,000 in 1999. These increases were primarily attributable to the increases in average unit volumes and improved operating margins at Carrabba's joint venture restaurants and to the increase in the number of restaurants operated as Development Joint Ventures.

Income from operations. As a result of the increase in revenues, the changes in the relationship between revenues and expenses discussed above, the opening of new restaurants, the provision for impaired assets and restaurant closings in 2001, and the "Dine Out for America" contribution, income from operations decreased by $14,304,000 to $236,050,000 in 2001 as compared to $250,354,000 in 2000 and increased by $27,711,000 to $250,354,000 in 2000, as compared with $222,643,000 in 1999.

Other income (expense), net. Other income (expense) represents the net of income and expenses from non-restaurant operations. Net other expense was $2,287,000 in 2001 compared with net other expense of $1,918,000 in 2000. The increase in the net expense resulted from a decrease in the cash surrender value of life insurance policies for key executives partially offset by the impact of the divestiture of a non-restaurant subsidiary. Net other expense decreased to $1,918,000 in 2000 compared with $3,042,000 in 1999. The decrease in the net expense resulted from increased revenues and improvement in margins associated with non-restaurant operations during 2000.

Interest income (expense), net. Interest income was $2,438,000 in 2001 as compared with interest income of $4,450,000 in 2000 and interest income of $1,416,000 in 1999. The year-to-year changes in interest income resulted from changes in cash balances and short term interest rates, changes in borrowing needs as funds were expended to finance the construction of new restaurants, fluctuations in interest rates on the Company's lines of credit and the use of excess cash flow from operations to pay down the balance on the lines of credit in 1999. (See Note 5 of Notes to Consolidated Financial Statements.)

Elimination of minority partners' interest. This item represents the portion of income or loss from operations included in consolidated operating results attributable to the ownership interests of minority partners. As a percentage of revenues, these allocations were 1.4%, 1.8% and 1.8%, in 2001, 2000 and 1999, respectively. The ratio for 2001 decreased by 0.4% of sales, reflecting a decrease in overall restaurant operating margins, the decrease in minority partners' ownership interests resulting from the purchase of minority interests in 52 restaurants from area operating partners in 2000 and early 2001 and the effect of the performance of new restaurant formats. The ratio for 2000 remained the same as the 1999 ratio. The 2000 ratio reflected an increase in overall restaurant operating margins offset by the decreases in minority partners' ownership interests resulting from the purchase of minority interests in the Company's Arizona, New Mexico, Northern New Jersey, New York Metropolitan area, North Texas and Virginia markets in 2000. (See Note 11 of Notes to Consolidated Financial Statements).

Pro forma provision for income taxes. The provision for income taxes in all three years presented reflected expected income taxes at the federal statutory rate and state income tax rates, net of the federal benefit. The pro forma provision for 1999 includes earnings attributable to Tedesco which had previously elected to be taxed under Subchapter S of the Internal Revenue Code (See Note 9 of Notes to Consolidated Financial Statements). The effective tax rate was 35.2% in 2001, 35.6% in 2000 and the pro forma effective tax rate was 36.0% in 1999. The decrease in the effective tax rate between 2001 and 2000 resulted from tax savings associated with changes in the corporate state tax structure and an increase in FICA tip credits the Company was able to utilize in 2001. The change in the pro forma effective rates between 2000 and 1999 resulted from an increase in the FICA tip credit the Company was able to utilize in 2000.

Pro forma net income and earnings per common share. Net income for 2001 was $133,377,000, a decrease of 5.5% over net income of $141,130,000 in 2000. Net income for 2000 was $141,130,000, an increase of 15.3% over pro forma net income of $122,398,000 in 1999. Diluted earnings per common share decreased to $1.70 for 2001 from diluted earnings per common share of $1.78 in 2000. Diluted earnings per common share increased to $1.78 for 2000 from pro forma diluted earnings per share of $1.55 in 1999, an increase of 14.8%.

Liquidity and Capital Resources

The following table presents a summary of the Company's cash flows for the last three fiscal years (in thousands):	2001	2000	1999
Net cash provided by operating activities	$ 228,821	$ 239,546	$ 191,981
Net cash used in investing activities	(233,662)	(145,819)	(127,019)
Net cash used in financing activities	(10,835)	(54,746)	(56,374)
Net (decrease) increase in cash	$ (15,676)	$ 38,981	$ 8,588

The Company requires capital principally for the development of Company owned and Joint Venture restaurants. Capital expenditures totalled approximately $201,039,000, $139,893,000, and $116,065,000 in 2001, 2000 and 1999, respectively. The Company either leases its restaurants under operating leases for periods ranging from five to thirty years (including renewal periods) or purchases free standing restaurants where it is cost effective. As of December 31, 2001, there were approximately 278 restaurants developed on land which was owned by the Company. (See Note 10 of Notes to Consolidated Financial Statements.)

During 2001, the Company entered into an agreement with the founders of Bonefish Grill ("Bonefish") to develop and operate Bonefish restaurants. Under the terms of the Bonefish agreement, the Company purchased the Bonefish restaurant operating system for approximately $1,500,000. In addition, the interest in three existing Bonefish Grills was contributed to a partnership formed between the Bonefish founders and the Company, and, in exchange, the Company committed to the first $7,500,000 of future development costs of which approximately $984,000 has been expended as of December 31, 2001.

During 1999, the Company formed joint ventures to develop Outback Steakhouses in Brazil and the Philippines. The Company purchased four Outback Steakhouses in Korea in the first quarter of 2000 and will develop future Company owned Outback Steakhouses in Korea. During 1999, the Company also entered into agreements to develop and operate Roy's restaurants and Fleming's Prime Steakhouse and Wine Bars ("Fleming's"). Under the terms of the Fleming's agreement, the Company purchased three existing Fleming's for $12,000,000 and committed to the first $13,000,000 of future development costs all of which had been expended as of December 31, 2001.

The Company has two uncollateralized lines of credit totalling $140,000,000. Approximately $4,350,000 is committed for the issuance of letters of credit. As of December 31, 2001, the Company had drawn $10,000,000 on the line of credit to finance the development of new restaurants.

The Company has notes payable with banks bearing interest at 7.5% to support the Company's international operations. At December 31, 2001, the outstanding balance was approximately $12,194,000.

The Company is the guarantor of two uncollateralized lines of credit that permit borrowing of up to $25,000,000 to support the Company's international operations. At December 31, 2001, the borrowings totalled approximately $8,215,000.

The Company is the guarantor of an uncollateralized line of credit that permits borrowing of up to $35,000,000 for one of its franchisees. At December 31, 2001, the borrowings totalled approximately $26,354,000.

The Company is the guarantor of an uncollateralized line of credit that permits borrowing of up to a maximum of $24,500,000, for one of its joint venture partners. At December 31, 2001 the outstanding balance was approximately $19,427,000.

The Company is the guarantor of bank loans made to certain franchises. At December 31, 2001, the outstanding balance on the loans was approximately $437,000.

The Company is the guarantor of approximately $9,445,000 of a $68,000,000 note for an unconsolidated affiliate in which the Company has an 22.22% equity interest. At December 31, 2001, the outstanding balance was approximately $68,000,000.

In connection with the Company's debt guarantees, as noted above, the Company is not aware of any non-compliance with the terms of the borrowing agreements that would result in the Company having to perform in accordance with the terms of the debt guarantees.

Other Material Commitments.

The Company's contractual cash obligations as of December 31, 2001, are summarized in the table below (in thousands):

Contractual Cash Obligations	Total	Payable during 2002	Payable 2003-2006	Payable after 2006
Operating leases	$240,923	$38,754	$127,285	$74,884
Debt	26,593	12,763	13,830	
Commitments	6,516	6,516		
Total contractual cash obligations	$274,032	$58,033	$141,115	$74,884
Debt guarantees	$ 94,382	$25,437	$ 59,500	$ 9,445
Amount outstanding under debt guarantees	$ 63,878	$ 8,652	$ 45,781	$ 9,445

The Company expects that its working capital and capital expenditure requirements through the next twelve months will be met by cash flow from operations and, to the extent needed, advances on its credit line. (See Note 5 of Notes to Consolidated Financial Statements.)

On July 26, 2000, the Company's Board of Directors authorized a program to repurchase up to 4,000,000 shares of the Company's Common Stock. The timing, price, quantity and manner of the purchases will be made at the discretion of management and will depend upon market conditions. In addition, the Board of Directors also authorized a program to repurchase shares on a regular basis to offset shares issued as a result of stock option exercises. The Company will fund the repurchase program with available cash and bank credit facilities. For the year ended December 31, 2001, the Company had repurchased 3,190,000 shares of its Common Stock for approximately $79,865,000 as part of the authorized repurchase program.

Outlook

The following discussion of the Company's future operating results and expansion strategy and other statements in this report that are not historical statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent the Company's expectations or belief concerning future events and may be identified by words such as "believes," "anticipates," "expects," "plans," "should" and similar expressions. The Company's forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in the forward-looking statement. We have endeavored to identify the most significant factors that could cause actual results to differ materially from those stated or implied in the forward-looking statements in the section entitled "Cautionary Statement" on page eight. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

Future Operating Results

2002 Revenue. The Company plans to grow revenues in 2002 by opening additional restaurants and increasing average unit volumes. The Company's expansion plans are summarized in this section. Based upon current economic conditions, the Company is currently planning for average unit volumes for Outback Steakhouse to be flat during 2002 compared to 2001. The Company will reevaluate Outback menu pricing periodically and may change prices as economic and commodity conditions dictate. The Company is basing its financial and operating plans on average unit volume growth of approximately 3% to 4% for Carrabba's Italian Grills during 2002. The Company anticipates that the average unit volume increase will be comprised of price increases totaling approximately 0% to 1% and customer count increases of approximately 3% to 4%.

2002 Cost of Revenue. Unusual conditions in the dairy markets during 2001 resulted in the Company incurring substantially higher butter costs than the historical norm. The Company's 2002 financial plan does not anticipate a recurrence of these extraordinary conditions that occurred in the second and third quarters of 2001. The company is anticipating slightly favorable beef prices in the second half of 2002 based on negotiations with its beef suppliers. In addition, the Company will primarily use domestic pork ribs in 2002 at a more favorable price than imported pork ribs in 2001. Accordingly, the Company expects its costs of goods sold to decrease as a percentage of sales in 2002 as compared with 2001. Although the total decrease is subject to several factors, based upon conditions that currently exist, the Company's financial and operating plan is based upon a decrease in cost of revenue of 0.4% to 0.5% of sales for the full year.

2002 Labor Costs. During the last few years, the Company has experienced significant wage rate pressure resulting from a tight labor market. Based upon labor market conditions that exist today the Company expects this trend to continue in 2002, but with less impact than in prior years. The Company expects that as more of the new format restaurants (primarily Roy's, Fleming's Prime Steakhouse and Lee Roy Selmon's) are opened, that labor costs as a percentage of restaurant sales will increase because the labor costs as a percentage of sales at the new format restaurants run at a higher rate than at Outback Steakhouse and Carrabba's Italian Grills. In addition, the new hourly employee bonus program and enhanced employee health insurance coverage will also continue the upward pressure on labor costs as a percentage of restaurant sales. As a result, the Company's financial and operating plan is based upon labor costs increasing by 0.2% to 0.3% of sales in 2002 to the extent the Company can achieve its average unit volume increase objectives.

2002 Restaurant Operating Expenses. Other than new format expenses, the Company does not plan to take any actions that would result in material fluctuations in other restaurant operating expenses. The Company expects some benefit from reduced energy costs in 2002 as compared with 2001, particularly in natural gas costs. Accordingly, the Company is planning on a reduction in natural gas costs.

Costs incurred prior to the opening of new restaurants are included in restaurant operating expenses. These preopening expenses total approximately $150,000 for each company owned and joint venture Outback Steakhouse, approximately $195,000 for each Carrabba's Italian Grill, and approximately $250,000 for each Roy's and Fleming's Prime Steakhouse and Wine Bar. Restaurant operating expense ratios may vary materially from quarter to quarter depending on when units open. As a result of the planned opening of new restaurants, and other factors discussed above, the Company anticipates that restaurant operating expense may increase in 2002 by 0.1% to 0.2% of restaurant sales as compared with 2001.

2002 Depreciation and Amortization. The Company expects depreciation to increase as it invests in new restaurants. The Company estimates that its capital expenditures for the development of new restaurants will be approximately $175,000,000 to $190,000,000 in 2002. The Company also estimates that it will spend approximately $25,000,000 in 2002 for maintenance capital expenditures and systems development, which will also result in higher depreciation expense. The Company estimates that the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" may result in the elimination of approximately $3,000,000 to $5,500,000 of annual amortization, subject to the identification of separately recognized intangibles which would continue to be amortized under the new rules.

2002 General and Administrative Expenses. Based upon its current plan, the Company expects that total general and administrative costs will increase by approximately 12 to 13% in 2002 compared with 2001 which is in line with anticipated revenue growth.

Expansion Strategy. The Company's goal is to add new restaurants to the system in 2002. The following table presents a summary of the expected restaurant openings for 2002:

Outback Steakhouses - Domestic	2002
Company owned	38 - 42
Franchised or development joint venture	5 - 6
Outback Steakhouses - International	
Company owned	5 - 6
Franchised or development joint venture	8 - 10
Carrabba's Italian Grills	
Company owned	10 - 15
Development joint venture	5 - 10
Fleming's Prime Steakhouse & Wine Bars	
Company owned	6 - 8
Roy's	
Company owned	2 - 3
Franchised	1
Lee Roy Selmon's	
Company Owned	1
Cheeseburger in Paradise	
Company owned	1
Bonefish Grill	
Company owned	5 - 6
Franchised or development joint venture	1 - 2

The Company estimates that its capital expenditures for the development of new restaurants will be approximately $175,000,000 to $190,000,000 in 2002 and intends to finance this development with cash flows from operations and the revolving line of credit referred to above. The Company anticipates that 60% to 70% of the Company owned restaurants to be opened in 2002 will be free standing units.

Cautionary Statement

The foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements represent the Company's expectations or belief concerning future events, including the following: any statements regarding future sales and gross profit percentages, any statements regarding the continuation of historical trends, and any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "should," and similar expressions are intended to identify forward-looking statements.

The Company's actual results could differ materially from those stated or implied in the forward-looking statements included in the discussions of future operating results and expansion strategy and elsewhere in this report as a result, among other things, of the following:

(i) The restaurant industry is a highly competitive industry with many well-established competitors;

(ii) The Company's results can be impacted by changes in consumer tastes and the level of consumer acceptance of the Company's restaurant concepts; local, regional and national economic conditions; the seasonality of the Company's business; demographic trends; traffic patterns; consumer perception of food safety; employee availability; the cost of advertising and media; government actions and policies; inflation; and increases in various costs;

(iii) The Company's ability to expand is dependent upon various factors such as the availability of attractive sites for new restaurants, ability to obtain appropriate real estate sites at acceptable prices, ability to obtain all required governmental permits including zoning approvals and liquor licenses on a timely basis, impact of government moratoriums or approval processes which could result in significant delays, ability to obtain all necessary contractors and subcontractors, union activities such as picketing and hand billing which could delay construction, the ability to generate or borrow funds, the ability to negotiate suitable lease terms, and the ability to recruit and train skilled management and restaurant employees;

(iv) Price and availability of commodities, including but not limited to items such as beef, chicken, shrimp, pork, dairy, potatoes and onions are subject to fluctuation and could increase or decrease more than the Company expects; and/or

(v) Weather and other acts of God could result in construction delays and also adversely affect the results of one or more stores for an indeterminate amount of time.

Insurance

The Company purchases insurance for individual claims that exceed the amounts listed in the following table:

	1999-2001	2002
Workers Compensation (1)	$250,000	$ 250,000
General Liability	250,000	500,000
Health	230,000	230,000
Property damage	N/A	5,000,000

(1) The Company did not retain any direct liability for workers compensation claims in 1999.

The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on the estimates provided by a third party administrator and insurance company.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in interest rates on debt and changes in commodity prices.

The Company's exposure to interest rate risk relates to its $140,000,000 revolving lines of credit with its bank. Borrowings under the agreement bear interest at rates ranging from 57.5 to 95 basis points over the 30, 60, 90, or 180 London Interbank Offered Rate. At December 31, 2001 and 2000, the Company had $10,000,000 outstanding on its lines of credit.

Many food products purchased by the Company and its franchisees are affected by commodity pricing and are, therefore, subject to unpredictable price volatility. These commodities are generally purchased based upon market prices established with vendors. The purchase arrangement may contain contractual features that limit the price paid by establishing certain price floors and caps. The Company does not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid. Extreme changes in commodity prices and/or long-term changes could affect the Company adversely. However, any changes in commodity prices would affect the Company's competitors at about the same time as the Company. The Company expects that in most cases increased commodity prices could be passed through to its consumers via increases in menu prices. From time to time, competitive circumstances could limit menu price flexibility, and in those cases margins would be negatively impacted by increased commodity prices.

This market risk discussion contains forward-looking statements. Actual results may differ materially from the discussion based upon general market conditions and changes in domestic and global financial markets.

Impact of Inflation

The Company has not operated in a highly inflationary period and does not believe that inflation has had a material effect on sales or expenses during the last three years other than labor costs. The Company's restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased the Company's labor costs in the last two years. To the extent permitted by competition, the Company has mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

Assets	December 31, 2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 115,928	$ 131,604
Short term investments	20,310	
Inventories	38,775	27,871
Other current assets	31,347	22,572
Total current assets	206,360	182,047
PROPERTY, FIXTURES AND EQUIPMENT, NET	813,065	693,975
INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES, NET	46,485	29,655
OTHER ASSETS	171,838	116,858
	$1,237,748	$1,022,535
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES		
Accounts payable	$ 47,179	$ 37,162
Sales taxes payable	13,096	11,580
Accrued expenses	56,587	46,266
Unearned revenue	60,135	54,458
Income taxes payable		13,621
Current portion of long-term debt	12,763	4,958
Total current liabilities	189,760	168,045
DEFERRED INCOME TAXES	22,878	14,382
LONG-TERM DEBT	13,830	11,678
OTHER LONG-TERM LIABILITIES	24,500	4,000
Total liabilities	250,968	198,105
COMMITMENTS AND CONTINGENCIES (Notes 5 and 10)		
INTEREST OF MINORITY PARTNERS IN CONSOLIDATED PARTNERSHIPS	44,936	16,840
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 200,000 shares authorized; 78,554 and 78,514 shares issued; and 76,913 and 76,632 outstanding as of December 31, 2001 and 2000, respectively	786	785
Additional paid-in capital	220,648	214,541
Retained earnings	762,414	638,383
	983,848	853,709
Less treasury stock, 1,641 shares and 1,882 shares at December 31, 2001 and 2000, respectively, at cost	(42,004)	(46,119)
Total stockholders' equity	941,844	807,590
	$1,237,748	$1,022,535

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31, 2001	2000	1999
REVENUES			
Restaurant sales	$2,107,290	$1,888,322	$1,632,720
Other revenues	19,843	17,684	13,293
TOTAL REVENUES	2,127,133	1,906,006	1,646,013
COSTS AND EXPENSES			
Cost of sales	807,980	715,224	620,249
Labor and other related	507,824	450,879	387,006
Other operating	418,871	358,347	299,829
Depreciation and amortization	69,002	58,109	50,709
General and administrative	80,365	75,550	61,173
Provision for impaired assets and restaurant closings	4,558		5,493
Contribution for "Dine Out for America"	7,000		
Income from operations of unconsolidated affiliates	(4,517)	(2,457)	(1,089)
	1,891,083	1,655,652	1,423,370
INCOME FROM OPERATIONS	236,050	250,354	222,643
OTHER INCOME (EXPENSE), NET	(2,287)	(1,918)	(3,042)
INTEREST INCOME (EXPENSE), NET	2,438	4,450	1,416
INCOME BEFORE ELIMINATION OF MINORITY PARTNERS' INTEREST AND PROVISION FOR INCOME TAXES	236,201	252,886	221,017
ELIMINATION OF MINORITY PARTNERS' INTEREST	30,373	33,884	29,770
INCOME BEFORE PROVISION FOR INCOME TAXES	205,828	219,002	191,247
PROVISION FOR INCOME TAXES	72,451	77,872	66,924
NET INCOME	$ 133,377	$ 141,130	$ 124,323
BASIC EARNINGS PER SHARE	$ 1.74	$ 1.82	$ 1.61
BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	76,632	77,470	77,089
DILUTED EARNINGS PER COMMON SHARE	$ 1.70	$ 1.78	$ 1.57
DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	78,349	79,232	79,197
PRO FORMA (unaudited) (See Notes 9 and 16):			
PRO FORMA PROVISION FOR INCOME TAXES			$ 68,849
PRO FORMA NET INCOME			$ 122,398
PRO FORMA BASIC EARNINGS PER SHARE			$ 1.59
PRO FORMA DILUTED EARNINGS PER COMMON SHARE			$ 1.55

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (IN THOUSANDS)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 1998	76,218	$ 771	$ 177,734	$ 380,760	$ (10,825)	$ 548,440
Issuance of common stock	442	4	16,230			16,234
Distributions				(2,522)		(2,522)
Purchase of treasury stock	(239)				(7,230)	(7,230)
Reissuance of treasury stock	983		287	(1,177)	14,610	13,720
Net income				124,323		124,323
Balance, December 31, 1999	77,404	775	194,251	501,384	(3,445)	692,965
Issuance of common stock	995	10	20,290			20,300
Purchase of treasury stock	(1,980)				(48,615)	(48,615)
Reissuance of treasury stock	213			(4,131)	5,941	1,810
Net income				141,130		141,130
Balance, December 31, 2000	76,632	785	214,541	638,383	(46,119)	807,590
Issuance of common stock	40	1	6,107			6,108
Purchase of treasury stock	(1,210)				(31,250)	(31,250)
Reissuance of treasury stock	1,451			(9,346)	35,365	26,019
Net income				133,377		133,377
Balance, December 31, 2001	76,913	$ 786	$ 220,648	$ 762,414	$ (42,004)	$ 941,844

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$133,377	$141,130	$124,323
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	62,712	52,946	47,184
Amortization	6,290	5,163	3,525
Provision for impaired assets and restaurant closings	4,558		5,493
Minority partners' interest in consolidated partnerships' income	30,373	33,884	29,770
Income from operations of unconsolidated affiliates	(4,517)	(2,457)	(1,089)
Change in assets and liabilities:			
Increase in inventories	(10,904)	(1,783)	(6,171)
(Increase) decrease in other current assets	(7,275)	1,928	(5,252)
Increase in other assets	(7,378)	(34,265)	(25,754)
Increase (decrease) in accounts payable, sales taxes payable and accrued expenses	21,033	21,052	(7,310)
Increase in unearned revenue	5,677	9,270	8,672
(Decrease) increase in income taxes payable	(13,621)	3,455	10,166
(Decrease) increase in other long-term liabilities		(500)	500
Increase in deferred income taxes	8,496	9,723	7,924
Net cash provided by operating activities	228,821	239,546	191,981
Cash flows from investing activities:			
Purchase of investment securities	(20,310)		
Capital expenditures	(201,039)	(139,893)	(116,065)
Payments from unconsolidated affiliates	7,334	841	220
Distributions to unconsolidated affiliates	(5,264)	(2,707)	(1,470)
Investments in and advances to unconsolidated affiliates, net	(14,383)	(4,060)	(9,704)
Net cash used in investing activities	(233,662)	(145,819)	(127,019)
Cash flows from financing activities:			
Proceeds from issuance of common stock		13,315	13,292
Proceeds from issuance of long-term debt	20,329	15,400	
Proceeds from minority partners' contributions	27,178	4,450	1,250
Distributions to minority partners and stockholders	(42,739)	(39,198)	(38,755)
Repayments of long-term debt	(10,372)	(1,908)	(37,516)
Payments for purchase of treasury stock	(31,250)	(48,615)	(7,230)
Proceeds from reissuance of treasury stock	26,019	1,810	12,585
Net cash used in financing activities	(10,835)	(54,746)	(56,374)
Net (decrease) increase in cash and cash equivalents	(15,676)	38,981	8,588
Cash and cash equivalents at the beginning of the year	131,604	92,623	84,035
Cash and cash equivalents at the end of the year	$115,928	$131,604	$ 92,623
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 688	$ 215	$ 491
Cash paid for income taxes	79,536	68,095	41,572
Supplemental disclosures of non-cash items:			
Asset/liabilities of business transferred under contractual arrangements	$ 22,000		
Purchase of minority partners' interest	$ 13,608	$ 6,985	$ 17,082

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Basis of Presentation – Outback Steakhouse, Inc. and Affiliates (the "Company") develops and operates casual dining restaurants primarily in the United States. The Company's restaurants are generally organized as partnerships, with the Company as the general partner.

Profits and losses of each partnership are shared based on respective partnership interest percentages, as are cash distributions and capital contributions with exceptions defined in the management agreement.

Additional Outback Steakhouse restaurants in which the Company has no direct investment are operated under franchise agreements.

The Company completed its merger with its New England franchisee ("Tedesco") on November 30, 1999. This merger was accounted for under the pooling of interests method of accounting; and accordingly, all historical information has been restated to reflect the merger.

Principles of Consolidation – The consolidated financial statements include the accounts and operations of the Company and affiliated partnerships in which the Company is a general partner and owns a controlling interest. All material balances and transactions between the consolidated entities have been eliminated.

The unconsolidated affiliates are accounted for using the equity method.

Reclassification – Certain amounts shown in the 1999 and 2000 consolidated financial statements have been reclassified to conform with the 2001 presentation. These reclassifications did not have any effect on total assets, total liabilities, stockholders' equity or net income.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Cash and Cash Equivalents – Cash equivalents consist of investments which are readily convertible to cash with an original maturity date of three months or less.

Short term investments – The Company's short term investments, consisting primarily of high grade debt securities, are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity, which approximates fair value at December 31, 2001. The Company owns no investments that are considered to be available-for-sale or trading securities.

Inventories – Inventories consist of food and beverages, and are stated at the lower of cost (first-in, first-out) or market. The Company will periodically make advance purchases of various inventory items to ensure adequate supply or to obtain favorable pricing. At December 31, 2001 and 2000, inventories included advance purchases of approximately $17,003,000 and $10,699,000, respectively.

Goodwill – Goodwill is included in the line item entitled "Other Assets" in the Company's Consolidated Balance Sheets and is amortized using the straight line method from 5 to 20 years. On an annual basis, the Company reviews the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows of the related investment asset as compared to the carrying value.

Unearned Revenue – Unearned revenues primarily represent the Company's liability for gift certificates which have been sold but not yet redeemed and are recorded at the anticipated redemption value. When gift certificates are redeemed, the Company recognizes restaurant sales and reduces the related deferred liability.

Property, Fixtures and Equipment – Property, fixtures and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the following estimated useful lives:

Buildings and building improvements	20 to 31.5 years
Furniture and fixtures	7 years
Equipment	2 to 15 years
Leasehold improvements	5 to 20 years

Periodically, the Company evaluates the recoverability of the net carrying value of its property, fixtures and equipment by estimating its fair value which is generally measured by discounting expected future cash flows. The Company estimates fair value based on the best information available making the appropriate estimates, judgements and projections that are considered necessary. The fair value is compared to the carrying amount in the consolidated financial statements. A deficiency in fair value relative to the carrying amount is an indication of the need to reduce the carrying value of the assets. If the total of future undiscounted cash flows were less than the carrying amount of the property, fixtures and equipment, the carrying amount is written down to the estimated fair value, and a loss resulting from value impairment is recognized by a charge to earnings.

Construction in Progress – The Company capitalizes all direct costs incurred to construct its restaurants. Upon opening, these costs are depreciated and charged to expense based upon their property classification. The amount of interest capitalized in connection with restaurant construction was approximately $655,000, $215,000, and $0 in 2001, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition – The Company records revenues from normal recurring sales upon the performance of services. Revenue from the sales of franchises are recognized as income when the Company has substantially performed all of its material obligations under the franchise agreement. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.

Advertising Costs – The Company's policy is to report advertising costs as expenses in the year in which the costs are incurred. The total amounts charged to advertising expense were approximately $72,686,000, $68,993,000, and $54,320,000 in 2001, 2000, and 1999, respectively.

Income Taxes – The Company uses the asset and liability method which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements as measured by the provisions of enacted tax laws.

The minority partners' interest in affiliated partnerships includes no provision or liability for income taxes as any tax liability related thereto is the responsibility of the individual minority partners.

Stock Based Compensation – The Company accounts for stock based compensation under the intrinsic value method of accounting for stock based compensation and has disclosed pro forma net income and earnings per share amounts using the fair value based method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation."

Earnings Per Common Share – Earnings per common share are computed in accordance with SFAS No. 128 "Earnings Per Share," which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive options outstanding during the year. All applicable share and per share data have been restated to reflect the retroactive effect of a three-for-two stock split effective on March 2, 1999.

Recently Issued Financial Accounting Standard - In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. With the adoption of SFAS No. 142 effective January 1, 2002, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Under the new rules, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged regardless of the acquirer's intent to do so. These intangible assets will be required to be amortized over their useful lives.

As of December 31, 2001, the Company had approximately $85,320,000 of goodwill, which is net of accumulated amortization of $16,555,000. Adoption of SFAS No. 142 effective January 1, 2002 is estimated to result in the elimination of approximately $3,000,000 to $5,500,000 of annual amortization, subject to the identification of separately recognized intangibles which would continue to be amortized under the new rules. The Company is in the process of performing the initial impairment testing of all goodwill and has not yet quantified any initial impairment charge that might result upon adoption of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Statement No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company does not expect the implementation of Statement No. 143 to have a material impact on its financial statements.

In October, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for all long-lived assets and requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and generally its provisions are to be applied prospectively. The Company does not expect the implementation of SFAS No. 144 to have a material impact on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Other Current Assets

Other current assets consisted of the following (in thousands):	December 31, 2001	2000
Deposits (including income tax deposits)	$ 9,275	$ 1,543
Accounts receivable	7,710	5,549
Accounts receivable - franchisees	3,560	5,100
Prepaid expenses	8,212	8,315
Other current assets	2,590	2,065
	$ 31,347	$ 22,572

3. Property, Fixtures and Equipment, Net

Property, fixtures and equipment consisted of the following (in thousands):	December 31, 2001	2000
Land	$ 158,314	$ 135,710
Buildings and building improvements	382,793	322,078
Furniture and fixtures	99,767	82,347
Equipment	238,285	212,713
Leasehold improvements	185,623	139,426
Construction in progress	35,464	32,360
Accumulated depreciation	(287,181)	(230,659)
	$ 813,065	$ 693,975

4. Other Assets

Other assets consisted of the following (in thousands):	December 31, 2001	2000
Intangible assets, net (consisting primarily of goodwill and liquor licenses)	$ 94,453	$ 77,329
Other assets	42,885	39,529
Assets of business transferred under contractual agreement	15,500	
Deferred license fee	19,000	
	$ 171,838	$ 116,858

In January 2001, the Company entered into a ten year licensing agreement with an entity owned by minority interest owners of certain non-restaurant operations. The licensing agreement transferred the right and license to use certain assets of these non-restaurant operations. License fees payable over the term of the agreement total approximately $22,000,000, of which $20, 500,000 is outstanding and consists of $19,000,000 included in "Other Assets" and the current portion of $1,500,000 included in "Other Current Assets" in the Consolidated Balance Sheet. The net book value of these assets was approximately $15,500,000 and was reclassified from the line item entitled "Property, Fixtures and Equipment" to "Other Assets" in the Consolidated Balance Sheet. The corresponding long-term liability is included in the line item entitled "Other Long Term Liabilities" in the Consolidated Balance Sheet. The Company has deferred the gain associated with the transaction until such time as the amounts due under the licensing agreement are realized. (See Note 7 of Notes to Consolidated Financial Statements.)

During 1999, the Company entered into life insurance agreements for five officers whereby the Company pays the premiums on the policies held in trust for these individuals. The primary purpose of these agreements is to provide the officers' estates with liquidity in the event of the officers' death to avoid the need for the estate to liquidate its holdings of the Company's stock. The Company will recover the premiums it pays through policy withdrawals or proceeds from the policy benefits in the event of death. The Company has included the amount of its collateral interest in the policies in Other Assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Long-Term Debt

	December 31, 2001	December 31, 2000
Long-term debt consisted of the following (in thousands):		
Revolving line of credit, interest at 3.67% and 7.16% at December 31, 2001 and 2000, respectively	$ 10,000	$ 10,000
Other notes payable, uncollateralized, interest at rates ranging from 4.40% to 7.50% and 4.49% to 9.50% at December 31, 2001 and 2000, respectively	16,593	6,623
Note payable to corporation, collateralized by real estate, interest at 9.00%		13
	26,593	16,636
Less current portion	12,763	4,958
Long-term debt	$ 13,830	$ 11,678

The Company has an uncollateralized revolving line of credit which permits borrowing up to a maximum of $125,000,000 at 57.5 basis points over the 30, 60, 90 or 180 day London Interbank Offered Rate (LIBOR) (1.87% to 1.98% at December 31, 2001 and 6.20% to 6.56% at December 31, 2000). At December 31, 2001 and 2000, the unused portion of the revolving line of credit was $115,000,000. The line includes a credit facility fee of 17.5 basis points and matures in December 2004.

The revolving line of credit contains certain restrictions and conditions as defined in the agreement which requires the Company to maintain: net worth of $534,708,000, a fixed charge coverage at a minimum of 3.5 to 1.0, and a maximum total debt to EBITDA ratio of 2.0 to 1.0. At December 31, 2001, the Company was in compliance with all of the above debt covenants.

The Company has a $15,000,000 uncollateralized line of credit bearing interest at rates ranging from 57.5 to 95 basis points over LIBOR. Approximately $4,350,000 and $3,110,000 of the line of credit is committed for the issuance of letters of credit at December 31, 2001 and 2000, respectively. The remaining $10,650,000 at December 31, 2001 is available to the Company.

The Company has notes payable with banks bearing interest at 7.5% to support the Company's international operations. On December 31, 2001, the outstanding balance was approximately $12,194,000. The notes mature in July 2002.

The Company is the guarantor of two uncollateralized lines of credit that permit borrowing of up to $25,000,000 to support the Company's international operations. At December 31, 2001, the borrowings totalled approximately $8,215,000.

The Company is the guarantor of an uncollateralized line of credit which permits borrowing of up to $35,000,000, maturing in December 2004, for one of its franchisees. At December 31, 2001 and 2000, the outstanding balance was approximately $26,354,000 and $22,470,000, respectively.

The Company is the guarantor of an uncollateralized line of credit which permits borrowing of up to a maximum of $24,500,000, maturing in December 2004, for one of its joint venture partners. At December 31, 2001 and 2000, the balance on the line of credit was approximately $19,427,000 and $6,552,000, respectively.

The Company is the guarantor of bank loans made to certain franchisees. At December 31, 2001 and 2000, the outstanding balance on the loans was approximately $437,000 and $670,000, respectively.

The Company is the guarantor of approximately $9,445,000 of a $68,000,000 note for an unconsolidated affiliate in which the Company has an 22.22% equity interest. At December 31, 2001 and 2000, the outstanding balance was approximately $68,000,000 and $65,000,000, respectively.

The aggregate payments of debt outstanding at December 31, 2001, for the next five years, are summarized as follows: 2002-$12,763,000; 2003-$1,332,000; 2004-$10,990,000; 2005-$911,000; 2006-$597,000. The carrying amount of long-term debt approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Accrued Expenses

	December 31, 2001	2000
Accrued expenses consisted of the following (in thousands):		
Accrued payroll and other compensation	$ 19,207	$ 15,722
Accrued insurance	13,206	11,012
Accrued property taxes	6,970	6,129
Other accrued expenses	17,204	13,403
	$ 56,587	$ 46,266

7. Other Long Term Liabilities

Other long term liabilities consisted of the following (in thousands):		
Accrued insurance	$ 4,000	$ 4,000
Other deferred liability	20,500	
	$ 24,500	$ 4,000

In January 2001, the Company entered into a ten year licensing agreement with an entity owned by minority interest owners of certain non-restaurant operations. The licensing agreement transferred the right and license to use certain assets of these non-restaurant operations. License fees payable over the term of the agreement total approximately $22,000,000 of which $20,500,000 is outstanding. The Company has deferred the gain associated with the transaction until such time as the amounts due under the licensing agreement are realized. The corresponding long-term asset is included in the line item entitled "Other Assets". See Note 4 of Notes to Consolidated Financial Statements.

8. Stockholders' Equity

During 2001, the Company repurchased 1,210,000 shares of its Common Stock, $.01 par value, for an aggregate purchase price of approximately $31,250,000. During 2000, the Company repurchased 1,980,000 shares of its Common Stock, $.01 par value, for an aggregate purchase price of approximately $48,615,000. Repurchased shares are carried as Treasury Stock on the Consolidated Balance Sheets and are recorded at cost. During 2001 and 2000 the Company reissued approximately 1,451,000 and 213,000 shares of treasury stock, respectively, that had a cost of approximately $35,365,000 and $5,941,000, respectively.

Distributions in the Consolidated Statements of Stockholders' Equity represent distributions to Subchapter S Corporation shareholders of Tedesco prior to the merger in 1999.

On March 2, 1999, a three-for-two split of the Company's Common Stock was effected through distribution of one additional share for every two shares already issued. All applicable share and per share data have been restated to give retroactive effect to the stock split.

9. Income Taxes

	Years Ended December 31, 2001	2000	1999
Provision for income taxes consisted of the following (in thousands):			
Federal:			
Current	$ 60,686	$ 63,606	$ 46,656
Deferred	6,253	9,075	11,146
	66,939	72,681	57,802
State:			
Current	4,334	4,543	7,363
Deferred	1,178	648	1,759
	5,512	5,191	9,122
	$ 72,451	$ 77,872	$ 66,924
The Company's effective tax rate differs from the federal statutory rate for the following reasons:			
Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	2.4	2.5	3.3
Earnings not subject to corporate income taxes			(1.2)
Other, net	(2.2)	(1.9)	(2.1)
Total	35.2%	35.6%	35.0%

The income tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:	December 31, 2001	2000
Deferred income tax assets (in thousands):		
Insurance reserves	$ 6,779	$ 5,076
Advertising expense reserves	1,004	1,544
Intangibles	11,137	12,705
Other, net	3,537	1,830
	22,457	21,155
Deferred income tax liabilities (in thousands):		
Depreciation	45,335	35,537
	45,335	35,537
Net deferred tax liability	$ (22,878)	$ (14,382)

As discussed in Notes 11 and 16, the Company's net income included earnings attributable to Tedesco in all periods presented. Tedesco had elected under Subchapter S of the Internal Revenue Code to have their shareholders pay any federal income tax due on their earnings. Although Tedesco's income prior to the merger is included in the Company's consolidated financial statements, the Company is not required to pay income taxes on the income since they are the responsibility of the Tedesco shareholders.

10. Commitments and Contingencies

Operating Leases – The Company leases restaurant and office facilities and certain equipment under operating leases having initial terms expiring between 2002 and 2016. The restaurant facility leases primarily have renewal clauses of five to 20 years exercisable at the option of the Company. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined by the terms of the applicable lease agreement. Total rental expense for the years ended December 31, 2001, 2000 and 1999 was approximately $34,634,000, $31,155,000, and $27,015,000, respectively, and included contingent rent of approximately $2,999,000, $3,220,000, and $2,902,000 , respectively.

Future minimum lease payments on operating leases (including leases for restaurants scheduled to open in 2002), are as follows (in thousands):

2002	$ 38,754
2003	36,212
2004	33,675
2005	31,091
2006	26,307
Thereafter	74,884
Total minimum lease payments	$ 240,923

Development Costs – During 2001, the Company entered into agreement with the founders of Bonefish Grill ("Bonefish") to develop and operate Bonefish restaurants. Under the terms of the Bonefish agreement, the Company purchased the Bonefish restaurant operating system for approximately $1,500,000. In addition, the interest in three existing Bonefish Grills was contributed to a partnership formed between the Bonefish founders and the Company, and in exchange, the Company committed to the first $7,500,000 of future development costs of which approximately $984,000 has been expended as of December 31, 2001.

During 1999, the Company formed joint ventures to develop Outback Steakhouses in Brazil and the Philippines. The Company also entered into agreements to develop and operate Roy's restaurants and Fleming's. Under the terms of the Fleming's agreement, the Company purchased three existing Fleming's for $12,000,000 and committed to the first $13,000,000 of future development costs all of which has been expended as of December 31, 2001.

Litigation – The Company is subject to legal proceedings claims and liabilities which arise in the ordinary course of business. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect the Company's financial position or results of operations and cash flows.

Insurance – The Company purchases insurance for individual claims that exceed the amounts listed in the following table:

	1999-2001
Workers Compensation (1)	$250,000
General Liability	250,000
Health	230,000
Property damage	N/A

(1) The Company did not retain any direct liability for workers compensation claims in 1999.

The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on the estimates provided by a third party administrator and insurance company. The Company believes it has adequate reserves for all self insurance claims.

11. Business Combinations

During 2001, the Company issued approximately 191,000 shares of common stock to four area operating partners for all their interests in 22 Outback Steakhouses in New York, Ohio, Utah and Nevada and 9 Carrabba's Italian Grills in Georgia and North Carolina.

During 2000, the Company issued approximately 273,000 shares of Common Stock to four area operating partners for all their interests in 33 Outback Steakhouses in Arizona, New Mexico, Northern New Jersey, New York Metropolitan area, North Texas and Virginia.

During 1999, the Company issued approximately 160,000 shares of Common Stock to three area operating partners for all of the outstanding interests in 25 Outback Steakhouses in Colorado, Georgia and West Florida.

The acquisitions of the area operating partners' interests in 2001, 2000 and 1999 were accounted for by the purchase method and the related goodwill is included in the line item entitled "Other Assets" in the Company's Consolidated Balance Sheets.

During 1999, the Company issued 2,256,000 shares of Common Stock for all of the outstanding shares of its New England franchisee (Tedesco) which owned 17 Outback Steakhouses in Connecticut, Massachusetts, New Hampshire, and Rhode Island. The merger was accounted for by the pooling-of-interests method using historical amounts and the financial statements presented herein have been restated to give retroactive effect to the merger for all periods presented.

12. Stock Option and Other Benefit Plans

The Company's amended and Restated Stock Option Plan (the "Stock Option Plan") was approved by the shareholders of the Company in April 1992, and has subsequently been amended as deemed appropriate by the Company's Board of Directors or shareholders. There are currently 22,500,000 shares of the Company's Common Stock which may be issued and sold upon exercise of stock options ("Options"). The term of Options granted is determined by the Board of Directors and optionees generally vest in the Options over a five year period.

The purpose of the Stock Option Plan is to attract competent personnel, to provide long-term incentives to Directors and key employees, and to discourage employees from competing with the Company.

Options under the Stock Option Plan may be Options which qualify under Section 422 of the Internal Revenue Code ("Incentive Stock Options") or Options which do not qualify under Section 422 ("Nonqualified Options"). To date, the Company has only issued Nonqualified Options. The term of Options granted is generally five years and the exercise price generally cannot be less than the fair market value of the shares covered by the Option.

To provide long term incentives to its restaurant managers, the Company periodically grants them options to purchase its common stock. The Stock Option Committee estimates the fair market value of the grants by using a three month weighted average stock price to eliminate the daily trading increases and decreases in the stock price. This averaging method may result in option grants that are above or below the closing price as of the exact grant date. The Company believes that the averaging of the price is a more fair method of determining fair market value for long term incentives. Compensation expense results if the exercise price of these options is less than the market price on the date of grant.

As of December 31, 2001, the Company had granted to employees of the Company a cumulative total of approximately 22,473,000 options to purchase the Company's Common Stock at prices ranging from $0.19 to $37.94 per share which was the estimated fair market value at the time of each grant. As of December 31, 2001, options for approximately 2,964,000 shares were exercisable.

Options to purchase 2,803,547, 3,076,855, and 3,619,385 of the Company's Common Stock were issued to employees during 2001, 2000, and 1999 with exercise prices ranging from $24.00 to $29.39, $23.69 to $32.06, and $20.05 to $37.94 for each respective period.

The remaining contractual life for options granted was approximately four to ten years, three to nine years and two to eight years for the options granted during 2001, 2000 and 1999, respectively.

12. Stock Option and Other Benefit Plans (continued)

Activity in the Company's Stock option Plan was:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	8,716,263	$16.96
Granted	3,619,385	26.60
Exercised	(1,192,550)	12.85
Forfeited	(80,323)	19.00
Outstanding at December 31, 1999	11,062,775	20.59
Granted	3,076,855	26.73
Exercised	(807,888)	14.03
Forfeited	(141,790)	24.57
Outstanding at December 31, 2000	13,189,952	22.93
Granted	2,803,547	26.87
Exercised	(1,293,405)	16.90
Forfeited	(249,350)	26.39
Outstanding at December 31, 2001	14,450,744	$23.55

Had the compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant dates for awards under the plan consistent with SFAS No. 123, the Company's net income and earnings per share on a pro forma basis would have been (in thousands, except per share data):

	December 31, 2001	2000	1999
Net income	$126,463	$135,838	$119,294
Basic earnings per common share	$ 1.65	$ 1.75	$ 1.55
Diluted earnings per common share	$ 1.61	$ 1.71	$ 1.51

The preceding pro forma results were calculated with the use of the Black Scholes option-pricing model. The following assumptions were used for the years ended December 31, 2001, 2000, and 1999, respectively: (1) risk-free interest rates of 3.80%, 5.03%, and 6.36%,; (2) dividend yield of 0.0% in all three periods presented; (3) expected lives of 3.5 years in all three periods presented; and (4) volatility of 33%, 35%, and 36%. Results may vary depending on the assumptions applied within the model. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income for future years.

Tax benefits resulting from the exercise of non-qualified stock options reduced taxes currently payable by approximately $6,142,000, $3,290,000 and $9,153,000 in 2001, 2000 and 1999, respectively. The tax benefits are credited to additional paid in capital.

The Company has a qualified defined contribution 401(K) plan covering substantially all full-time employees, except officers and certain highly compensated employees. Assets of this plan are held in trust for the sole benefit of the employees. The Company contributed approximately $829,000 and $700,000 to the 401(K) plan during plan years ended December 31, 2001 and 2000 respectively.

13. Related Party Transactions

During 2001, Mr. Lee Roy Selmon, a member of the Board of Directors invested approximately $101,000 for a 10% interest in the operations of a Company owned restaurant which bears his name and to which he is making a material image contribution.

The Company paid approximately $493,000, $478,000, and $461,000 during 2001, 2000 and 1999, respectively, for advertising and a private suite license agreement to a partnership in which two officers/directors are general partners.

During 2000, a member of the Board of Directors made a $120,000 investment in limited partnerships of a joint venture.

During 1999, the Company purchased, at original price, an 18% ownership interest in a motor speedway for $592,000 from a partnership in which three officers/directors are partners. The investment is included in the line item in the Company's Consolidated Balance Sheets entitled "Investments in and advances to unconsolidated affiliates."

14. Segment Reporting

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates restaurants under six brands that have similar investment criteria and economic and operating characteristics and are considered one reportable operating segment. Management does not believe that the Company has any material reporting segments.

15. Provision for Impaired Assets and Restaurant Closings

In 2001, the Company recorded a pre-tax charge to earnings of $4,558,000 for the provision for impaired assets related to restaurant closings, severance and other associated costs. The provision related to the closings of two Outback and two Zazarac restaurants.

In the fourth quarter of 1999, the Company recorded a pre-tax charge to earnings of $5,493,000 which includes approximately $3,617,000 for the write down of impaired assets, $1,876,000 related to restaurant closings, severance and other costs. The write down primarily related to Carrabba's restaurant properties and assets of ancillary businesses.

16. Pro Forma Earnings and Earnings Per Share

As discussed in Note 9, no income tax expense has been provided in the Company's historical consolidated financial statements on income attributable to Tedesco as discussed in Note 10. Pro forma net income includes an adjustment to increase the provision for income taxes to reflect the anticipated tax as if Tedesco had not elected to be taxed under Subchapter S of the Internal Revenue Code.

The following table represents the computation of basic and diluted earnings per common share as required by SFAS No. 128 "Earnings Per Share" (in thousands, except per share data).

	Years Ended December 31, 2001	2000	1999
Pro forma (unaudited) net income	$133,377	$141,130	$122,398
Basic weighted average number of common shares outstanding	76,632	77,470	77,089
Basic earnings per common share	$ 1.74	$ 1.82	$ 1.59
Effect of dilutive stock options	1,717	1,762	2,108
Diluted weighted average number of common shares outstanding	78,349	79,232	79,197
Diluted earnings per common share	$ 1.70	$ 1.78	$ 1.55

Diluted earnings per common share excludes antidilutive stock options of approximately 2,699,000, 2,493,000, and 844,400 during 2001, 2000, and 1999 respectively.

17. Selected Quarterly Financial Data (unaudited)

The following table presents selected quarterly financial data for the periods indicated (in thousands, except per share data).

2001	March 31	June 30	September 30	December 31
Revenues	$521,253	$538,844	$529,045	$537,991
Income from operations	67,865	63,855	45,368	58,962
Income before provision for income taxes	58,648	56,217	39,198	51,765
Net income	37,887	36,546	25,400	33,544
Basic earnings per share	0.50	0.48	0.33	0.44
Diluted earnings per share	0.49	0.47	0.32	0.43

2000	March 31	June 30	September 30	December 31
Revenues	$464,797	$481,620	$485,102	$474,487
Income from operations	64,838	68,201	61,123	56,192
Income before provision for income taxes	55,623	60,104	54,504	48,771
Net income	35,766	38,298	35,383	31,683
Basic earnings per share	0.46	0.49	0.46	0.41
Diluted earnings per share	0.45	0.48	0.45	0.41

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders of Outback Steakhouse, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Outback Steakhouse, Inc. (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Tampa, Florida
February 12, 2002

On June 15, 2000, the Common Stock of the Company began trading on the New York Stock Exchange under the symbol OSI. Before June 15, 2000, the Common Stock of the Company was traded in the over-the-counter market and was quoted on the NASDAQ National Market System under the symbol OSSI. The following table sets forth, for the fiscal years ended December 31, 2001, 2000, and 1999, the high and low per share prices of the Company's Common Stock as reported by the NYSE or NASDAQ after giving effect to the March 1999 stock split. (See Note 8 of Notes to Consolidated Financial Statements.)

2001	High	Low
First Quarter	$27.80	$20.25
Second Quarter	32.00	24.01
Third Quarter	30.00	23.95
Fourth Quarter	35.62	24.91
2000		
First Quarter	$33.50	$21.50
Second Quarter	34.44	27.13
Third Quarter	30.81	21.75
Fourth Quarter	30.25	22.44
1999		
First Quarter	$34.25	$22.75
Second Quarter	39.75	31.50
Third Quarter	40.13	24.06
Fourth Quarter	27.50	19.81

The Company has never paid a cash dividend on its Common Stock. As of February 28, 2002 there were approximately 1,900 registered holders of record of the Company's Common Stock.

Reports on Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be furnished to any shareholder without charge upon written request. Address to Investor Relations Department at: Outback Steakhouse, Inc., 2202 North West Shore Blvd, 5th Floor, Tampa, Florida 33607.

Stock Transfer Agent and Registrar: The Bank of New York, Stock Transfer Administration, 63 Madison Avenue, 8th Floor, New York, New York 10016. Requests for changes and updates in shareholder records can be made to the Bank of New York Customer Service Department at 800-524-4458.

Independent Accountants: PricewaterhouseCoopers LLP, Tampa, Florida.

Company News

The Company's news releases, including quarterly earnings announcements, are available through Company News-On-Call. To receive a faxed copy of recent news releases, call 1-800-758-5804. Enter the Outback six digit code of 673313 and the requested release will be faxed within minutes of inquiry. This service is available 24 hours a day, 7 days a week. For additional Company information, visit the Company's website at www.outback.com.

Annual Meeting

The annual meeting of shareholders will be held on Wednesday, April 24, 2002 at 10:00 a.m. Eastern Daylight Savings at the A la Carte Event Pavilion, 4050-B Dana Shores Drive, Tampa, Florida, 33634.

OFFICERS / BOARD OF DIRECTORS

OFFICERS

Address for all officers: 2202 N. West Shore Blvd., 5th Floor, Tampa, FL 33607

Outback Steakhouse, Inc.

Chris T. Sullivan
Chairman of the Board and
Chief Executive Officer

Robert D. Basham
President and Chief
Operating Officer

J. Timothy Gannon
Sr. Vice President

Robert S. Merritt
Sr. Vice President,
Chief Financial Officer,
and Treasurer

Joseph J. Kadow
Sr. Vice President, General
Counsel and Secretary

Carl W. Sahlsten
Sr. Vice President, Real
Estate and Development

Outback Steakhouse

Paul E. Avery
President

Steve Erickson
Regional Vice President,
Operations

Benjamin Novello
Regional Vice President,
Operations

Kevin A. Rowell
Regional Vice President,
Operations

Trudy I. Cooper
Sr. Vice President,
Training and Development

Janette R. McDugald
Vice President and
Controller

Lindon Richardson
Sr. Vice President, Design

Dennis J. Rouse
Vice President, Real Estate
and Development

Nancy Schneid
Sr. Vice President,
Marketing and Advertising

Outback Steakhouse (contd.)

Fulton Smith-Sykes
Vice President, Marketing
and Advertising

Steven C. Stanley
Sr. Vice President,
Construction

Irene Wenzel
Vice President, Purchasing

Carrabba's Italian Grill

Steven T. Shlemon
President and
Director of Operations

Andi R. Jacobs
Vice President,
Marketing and Advertising

William J. Kadow
Vice President,
Operations

Outback International

Michael W. Coble
President

Roy's

Michael P. O'Donnell
President

Fleming's Prime Steakhouse and Wine Bars

A. William Allen, III
President

Bonefish Grill

John Cooper
President

Timothy V. Curci
Vice President Purchasing,
Research and Development

Christopher L. Parker
Vice President, Operations

Lee Roy Selmon's

Debra A. Eybers
President

Cheeseburger in Paradise

Debra A. Eybers
President

BOARD OF DIRECTORS

Chris T. Sullivan
Chairman of the Board and
Chief Executive Officer

Robert D. Basham
President and Chief
Operating Officer

J. Timothy Gannon
Sr. Vice President

Robert S. Merritt
Sr. Vice President,
Chief Financial Officer
and Treasurer

Paul Avery
President, Outback
Steakhouse of Florida, Inc.

John A. Brabson, Jr.
President, Brabson
Investments, Inc. and
Former Chairman
and Chief Executive Officer
of Lykes Bros., Inc.

Charles H. Bridges
Former Chairman and
Chief Executive Officer,
Francois L. Schwartz, Inc.

W.R. "Max" Carey, Jr.
President, Corporate
Resource Development

Debbi Fields Rose
Founder and Former
Chairperson,
Mrs. Fields Cookies

Edward L. Flom
Former Chairman and Chief
Executive Officer,
Florida Steel Corporation

Nancy Schneid
Sr. Vice President,
Marketing and Advertising

Lee Roy Selmon
Director of Athletics
University of South Florida

Toby S. Wilt
President, TSW
Investment Company

Outback Steakhouse, Inc.
2202 North West Shore Boulevard, Tampa FL 33607 813.282.1225
www.outback.com